[Letterhead of American Bank Incorporated]


May 16, 2006

VIA EDGAR AND FACSIMILE
-----------------------

Amanda Roberts
Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

            Re:      American Bank Incorporated
                     Form 8-K filed May 5, 2006
                     --------------------------

Dear Ms. Roberts:

     In response to the letter from the Securities and Exchange Commission (the "Commission") to Mark W. Jaindl, President and Chief Executive Officer of American Bank Incorporated (the "Company"), dated May 9, 2006 (copy enclosed by facsimile), the Company has filed a revised Form 8-K/A on May 16, 2006 specifying that Beard Miller Company LLC resigned as the Company's independent registered public accounting firm. Included as part of that filing is a letter from Beard Miller Company LLC stating that they do not disagree with any statements made in the filing.

                                    * * * * *

     In connection with these responses, and as requested by the Commission, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amanda Roberts
May 16, 2006
Page 2


     We trust that the above information is responsive to the staff's comments. Please direct any additional comments or questions to the undersigned at (610) 366-1800, or to our attorney, Ned Quint, at (202) 274-2007.

                                   Sincerely,

                                   /s/ Mark W. Jaindl

                                   Mark W. Jaindl
                                   President and Chief Executive Officer

cc: Ned Quint, Esq.
    Steven E. Morehart, Partner, Beard Miller Company LLP